

February 11, 2011

Mr. David Jackson
Company Secretary
BP p.l.c.
1 St James's Square, London SW1Y 4PD
United Kingdom

> **Re:** **BP p.l.c.**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 5, 2010**
> **File No. 001-06262**

Dear Mr. Jackson:

We have reviewed your filing and your letter dated February 11, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 6-K furnished July 28, 2010

Note 2. Significant event in the period – Gulf of Mexico oil spill, page 26

1.   We note your response to our prior comment 10 from our letter dated January 19, 2011. We believe our request to provide the nature of the information that will allow you to make reasonable estimates, the steps you are taking and plan to take to obtain that information, and when you expect it to be obtained is an integral part of paragraph 86(b) of IAS 37 which requires an indication of the uncertainties relating to the amount or timing of any outflow. Please revise your proposed disclosure to fully comply with the guidance per IAS 37. For example, provide additional detail regarding your expectations for the data collection process necessary to more accurately determine your exposure for Natural Resource Damages claims along with the effect of restoration projects that may begin before this data is fully collected.

Proposed Disclosure – Appendix 1 to Supplemental Response Dated February 11, 2011

General

2.   We note your footnote disclosure related to the Gulf of Mexico oil spill will be included in Note(s) 2, 37, and 44. In the interest of providing clear and comprehensive disclosure, please provide detailed cross-references to any and all relevant information throughout your filing including among the relevant footnote disclosures.

Note 2. Significant event in the period – Gulf of Mexico oil spill, page 16

General

3.   Please tell us your consideration for providing disclosure to discuss the ruling on February 2, 2011 by the U.S. District Court, Eastern District of Louisiana regarding the independence of Kenneth Feinberg as the administrator for the Gulf Coast Claims Facility ("GCCF") and the impact this ruling will have on the claims resolution process.

4.   We note your tabular presentation of the financial impacts of the Gulf of Mexico oil spill on the income statement, balance sheet, and cash flow statement of the group. Please revise your presentation to more clearly identify the amounts within the table that relate to the trust fund.

5.   We note your tabular presentation reflecting the movements in the funding obligation recognized within other payables on the balance sheet. We also note your disclosure below this table which states you will not actually receive any reimbursements from the trust fund, while also stating that you have recognized an asset representing your right to receive reimbursement from the trust fund. Please revise your disclosure to clearly state that while you will not receive cash reimbursement, you will be released from the corresponding recorded obligation for payments paid directly to claimants from the trust fund.

Impact upon the group income statement and cash flow statement, page 18

6.   We note your reconciliation to the income statement charge recorded in relation to the Gulf of Mexico oil spill. In addition to your proposed disclosure, and with the objective of providing a clear presentation of the items underlying the total incurred to date, please provide tabular disclosure identifying the individual components of the $40.9 billion charged to your income statement (e.g., spill response, fines and penalties, etc).

Note 37. Provisions, page 20

Provisions relating to the Gulf of Mexico oil spill, page 20

Litigations and claims, page 21

7.   We note your proposed disclosure which states the provision recorded under the Oil Pollution Act of 1990 ("OPA 90") at December 31, 2010 of $9.2 billion represents management's reliable best estimate from within the range of possible outcomes. We also note your statement that the provision estimates are in addition to the $3.2 billion of individual and business claims and $0.5 billion of state and local claims paid in 2010. It is unclear where these amounts are included in the tabular presentations within this footnote. Please revise to clarify how the noted amounts can be reconciled or cross-referenced to the tables provided within your footnote.

Clean Water Act penalties, page 22

8.   We note your calculation related to the amount of oil released into the Gulf of Mexico resulted in your estimate that approximately 3.2 million barrels of oil had been discharged into the Gulf of Mexico. Please revise your disclosure to include an affirmative statement that 3.2 million barrels of oil is your best estimate as defined in paragraphs 36-40 of IAS 37.

9.   In connection with the preceding comment, we note your provision for fines and penalties under the Clean Water Act was calculated based on an estimate of 3.2 million barrels of oil discharged into the Gulf of Mexico. Please revise to provide a reconciliation of the amounts used to determine this quantity of oil (e.g., show the amount used to calculate this provision as the total quantity of oil discharged less the amount captured in vessels on the surface). The disclosure currently provided appears to indicate that oil was discharged into the Gulf of Mexico for approximately 68 days (i.e., the product of a flow rate of 47,500 barrels per day for 68 days is approximately 3.2 million barrels).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Carroll at (202) 551-3362 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584, Anne Nguyen Parker, Legal Branch Chief, at (202) 551-3611, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kathryn Campbell, Esq.
   44-20-7959-8950 (fax)